UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2008

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on December 12, 2008 that suspends cash dividend, provides update on the status of the time charter of M/V Augusta and appoints new director.

OCEANFREIGHT INC. SUSPENDS CASH DIVIDEND, PROVIDES UPDATE ON THE STATUS OF THE TIME CHARTER OF M/V AUGUSTA AND APPOINTS NEW DIRECTOR

December 12, 2008 - Athens, Greece - OceanFreight Inc., (NASDAQ:OCNF) a global provider of seaborne transportation services today made several announcements as follows:

Suspension of Dividend:

The Company’s Board of Directors has decided to suspend future cash dividend payments in order to preserve capital and potentially capitalize on market opportunities as they may arise.

Anthony Kandylidis, OceanFreight’s President and Chief Executive Officer, commented: “Current global shipping, economic and financial market conditions dictate that we take all prudent steps available to retain our capital at the present time. The Board of Directors and management believe it is in the best interest of shareholders to suspend regular cash dividends in order to allow the Company to improve its capital structure during this downturn. In addition, this move will potentially allow us to deploy our cash reserves that would have been devoted to dividends for opportunities as they may arise in the current marketplace and to service our debt.”

Update on the time charter employment of the M/V Augusta:

The M/V Augusta, a 1996 built 69,953 dwt Panamax dry bulk carrier commenced a three year time charter as of November 18, 2008. Given the significant decline in the drybulk market, prior to the commencement of the charter, the Company agreed to renegotiate the daily charter rate from $42,100 per day, as had been originally agreed under the prevailing market conditions at that time, to $16,000 per day and to amend the period of the time charter from a minimum of 34 months and a maximum of 37 months to a minimum of 35.5 months and a maximum of 40 months.

Anthony Kandylidis, OceanFreight’s President and Chief Executive Officer, commented: “We agreed to renegotiate this time charter given that the time charter had not yet commenced and that current market conditions are significantly different from those prevailing when the charter was originally agreed to. At the same time, we achieved a 3-year rate that is better than the current environment and this enables us to maintain 85% and 50% coverage of our fleet operating days in 2009 and 2010 under time charter employment.”

Appointment of New Director:

Mr. Harry Kerames has resigned from our Board of Directors for personal reasons effective November 25th, 2008.  The Board of Directors has today appointed Mr. Panagiotis A. Korakas to the Board of Directors as an independent director.  Panagiotis A. Korakas was born 1950 in Athens, Greece.  Mr. Korakas has had an extensive career in the construction and construction materials industry, both as an executive and an entrepreneur.  For almost ten years, Mr. Korakas was the General Manager of Korakas & Partners, a commercial construction entity,  while during the last 15 years he is running a business enterprise specializing in advanced composite metal construction.

Prof. John Liveris, Chairman of OceanFreight commented: “We wish Harry Kerames all the best and thank him for his valuable service.  I welcome Panagiotis Korakas to the Board of Directors of OceanFreight Inc. With this appointment the Company continues to satisfy NASDAQ corporate governance standards requiring a board comprised of a majority of independent directors.”

About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of thirteen vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and three Aframax tankers with a total carrying capacity of 1,170,633 dwt.

OceanFreight’s Inc. common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Visit our website at www.oceanfreightinc.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Company Contact:

Michael Gregos Chief Operating Officer Tel: +30-210-809-0514 E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis  Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  December 12, 2008

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer